05038377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 01 2005 PROCESSING

SEC FILE NUMBER
8-27862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seattle-Northwest Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Fifth Avenue, Suite 4300
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Newhouse, (206) 628-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

801 Second Avenue, Suite 500 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ______Michael Newhouse______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Seattle-Northwest Securities Corporation____, as of ___December 31______________________, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

__________Controller__________

Title

LISA M. ROCKAS
COMMISSION EXPIRES
NOTARY
PUBLIC
3-19-06
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) A report on internal control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Independent Auditors' Report

The Board of Directors
Seattle-Northwest Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that financial statement. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation and subsidiaries as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Seattle, Washington
January 21, 2004

Seattle-Northwest Securities Corporation
Statement of Financial Condition
December 31, 2004

ASSETS

	Dec 31, 2004
Cash	$ 861,480
Deposits with Clearing Organizations	688,618
Receivables:	
Brokers and Dealers	4,120,968
Customers	51,398,661
Non-Customers	1,072,887
Securities Purchased Under Agreements to Resell	183,791,824
Securities Owned	682,295,861
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $1,929,756	861,211
Goodwill	195,833
Other Assets, Primarily Deposits	729,966
	$926,017,309

LIABILITIES & SHAREHOLDERS' EQUITY

Bank Loans	$ 9,600,000
Securities Sold Under Agreements to Repurchase	429,949,067
Payables to Brokers and Dealers	54,761,708
Payables to Customers and Non-Customers	25,499
U.S. Government Securities Sold Short, at Market	386,520,863
Corporate Securities Sold Short, at Market	26,216,194
Accounts Payable	665,378
Accrued Liabilities	3,985,653
	911,724,362
Commitments and Contingencies	
Liabilities Subordinated to Claims of General Creditors	447,740
Shareholders' Equity	13,845,207
	$926,017,309

The accompanying notes are an integral part of these statements.

Seattle-Northwest Securities Corporation

Notes to Statement of Financial Condition

As of December 31, 2004

1. Organization and Summary of Significant Accounting Policies

Organization - Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (S.E.C.). The Company operates primarily in the Northwest, however it also serves institutional and broker-dealer clients throughout the United States. The Company is also engaged in investment management services through two wholly-owned subsidiaries - SNW Asset Management and SNW Fund Management. The consolidated financial statements include the amounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation. The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of December 31, 2004, the ESOP owned approximately 79% of Seattle-Northwest Securities Corporation outstanding common stock.

Receivables From and Payables to Brokers and Dealers - Such amounts principally represent the contract value of securities which have not been delivered or received by settlement date.

Receivables From and Payables to Customers and Non-Customers - Such amounts principally represent amounts due on cash and margin transactions. Securities owned by customers and non-customers are held as collateral for receivables. Such collateral is not reflected in the Company's financial statements.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions which are collateralized by negotiable securities, in amounts equaling 100% of the agreements, and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell.

Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements which are executed with the same counter-party and meet criteria for the right of offset.

Securities Owned - Securities inventory which includes securities owned and securities sold but not yet purchased, is carried at fair value based on quoted market prices and includes accrued interest. The unrealized gain or loss resulting from changes in quoted market prices is included in trading revenues.

Office Furniture, Equipment and Leasehold Improvements - Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on an accelerated basis over the shorter of the term of the office lease or their estimated useful lives.

Intangible Asset Associated with Customer Relationships - In August 2002, the Company hired an independent advisor and acquired a book of customer relationships served by the advisor for a purchase price of $250,000. The asset acquired by the Company primarily involves contracts with customers that will continue to be served by the Company. The resulting intangible asset is being amortized on a straight-line basis over a period of 10 years. The Company performs an impairment analysis annually. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. No impairment was recorded during 2004 and 2003.

Revenue Recognition - Security transactions are recorded on settlement date which generally is three business days after trade date for municipal and corporate securities and one business day after trade date for U.S. Government securities. Had the Company

recorded its security transactions on a trade date basis, a decrease of $65,396,000, as of December 31, 2004, of net securities inventory would be shown on the statement of financial condition with a net corresponding amount payable to brokers, dealers and customers. Interest income and expense on security positions are recorded on the accrual basis. Underwriting revenue is recognized at the time the underwriting is completed and the revenue is reasonably determined. Municipal consulting fees are recorded on the accrual basis on the date the issue is underwritten. Commission expense is recorded in settlement date.

Income Taxes - On June 23, 2003, the Company's shareholders' agreed to change the corporation from Subchapter C taxation to Subchapter S taxation. The Company received Internal Revenue Service approval and changed its fiscal year-end to December 31 to comply with Subchapter S corporation requirements. The Company became a nontaxable entity and changed its fiscal year end effective July 1, 2003. The Company may be subject to taxes on any built-in gains if certain assets are sold prior to July 1, 2013.

Financial Instruments - The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearing organizations, bank loans, securities sold under agreements to repurchase, payables to brokers and dealers, accounts payable, accrued liabilities and subordinated claims of general creditors. The fair values of these financial instruments approximate their carrying values.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Pronouncements - In May 2003, the Financial Accounting Standards Boards issued Financial Accounting Standard (FAS) No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before May 15, 2003 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The provisions of this Statement originally were set to be effective on July 1, 2003; however, adoption of this provision has been deferred indefinitely for mandatorily redeemable financial instruments of nonpublic entities. As a result of adopting this Statement, Liabilities Subordinated to Claims of General Creditors will be reclassified and included in liabilities.

2. Bank Loans

In the normal course of business the Company borrows from banks on a demand basis secured by receivables from brokers, dealers and customers and unsold municipal securities, in amounts equaling 110% of outstanding borrowings, pledged as collateral. The Company had outstanding borrowings from banks of $9,600,000 as of December 31,

2004. At December 31, 2004, the stated interest rate on these borrowings was 2.50%.

3. Securities Owned

	Dec 31, 2004
U.S. Government and Federal Agency Securities	$ 574,727,001
State and Municipal	50,172,697
Corporate	57,396,163
	$ 682,295,861

4. **Related Parties**

Certain related-party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. Security trades are consummated under terms and conditions that are considered to be comparable to other customers. At December 31, 2004, the amount of non-forgivable shareholder loans included in non-customer receivables was $185,172.

5. **Commitments and Contingencies**

In the normal course of business the Company enters into when-issued and underwriting commitments. The price of the underlying securities and date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The market value of such is identified in the Company's portfolio of investments. Losses may arise due to changes in the market value of the securities from the inability of counterparties to meet the terms of the contract. In connection with such purchases, the Company is required to hold liquid assets as collateral with the custodian sufficient to cover the purchase proce. Open commitments at December 31, 2004, which were subsequently settled, had no material effect on the financial condition of the Company.

The aggregate annual rental commitments at December 31, 2004 under all office leases, subject to certain escalation charges are as follows:

2005	$ 720,394
2006	675,092
2007	665,052
2008	660,916
2009	496,604
Thereafter	2,428,328
	$5,646,406

Rental expense for office space was $745,900 for the year ended December 31, 2004.

6. **ESOP**

The Company's ESOP covers all of the Company's eligible employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are

based on a percentage of an employee's elective deferrals as well as Company profitability. Employees vest in plan contributions over a six-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers.

7. Buy-Sell Agreement

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies that the Company must redeem and cancel its shares at the fair market value of those shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note which may be subordinated. Repayment of principal is made in four annual installments bearing interest and is available as equity in computing net capital under the S.E.C.'s uniform net capital rule. In March 2004 and December 2003, the Company paid cash and issued subordinated notes in order to satisfy redemption obligations of redeeming shareholders. As of December 31, 2004, the Company has subordinated notes outstanding totaling $447,740. The note from March 2004 matures in four equal annual installments through March 2008, has a remaining balance of $196,725, and pays interest annually at LIBOR. The note from December 2003 matures in four equal annual installments through December 2007, has a remaining balance of $251,015, and pays interest at LIBOR plus 3%.

The agreement limits the amount that can be redeemed at any time to a level consistent with and adequate for the Company's business operations being conducted prior to the redemption. It also limits the redemption price to the Fair Market Value of the stock as approved by the Board of Directors.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do

not fulfill their obligations the Company m ay be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

8. **Capital Requirements**

The Company is required to maintain minimum capital as defined in certain "net capital rules" of the S.E.C. At December 31, 2004, the Company's net capital under these rules was $4,388,177, which exceeded minimum capital requirements by $4,048,482. Shareholders' Equity used to calculate the Company's net capital differs from the audited financial statements by common stock purchase loans, which are a reduction to equity in the audited financial statements. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 1.14 to 1.

9. **Common Stock Purchase Loans**

During 2004, the Company issued common stock to shareholders in exchange for common stock purchase loans. The loans have ten-year maturities, bear interest at 1.25% to 1.50% above the broker call rate, are adjusted on a monthly basis, and are secured by the common stock purchased by the shareholders.

KPMG

KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Independent Auditors' Report on Internal Control Required by SEC Rule 17A-5

The Board of Directors
Seattle-Northwest Securities Corporation:

In planning and performing our audit of the financial statements of Seattle-Northwest Securities Corporation and subsidiaries (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Seattle, Washington
January 21, 2005